February 18, 2011

Julie Rizzo, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Asset Securities Corporation, Form S-3 Registration Statement, File No.: 333-170946 Filed on December 3, 2010

Dear Ms. Rizzo:

We are counsel to Wells Fargo Asset Securities Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated December 20, 2010 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or the form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any

Julie Rizzo, Esq.
February 18, 2011

affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The depositor has two affiliates that have offered asset-backed securities involving the same asset class as this offering: Wachovia Asset Securitization Issuance, LLC (CIK Code: 0001012278) and Wachovia Mortgage Loan Trust, LLC (CIK Code: 0001326845).

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

The Registrant confirms that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K or at such other date as the Commission by rule, regulation or Staff interpretation may permit during the term of the Registration Statement.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Julie Rizzo, Esq.
February 18, 2011

The Registrant confirms that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.
In this regard, please revise the disclosure in the fourth and seventh full paragraphs on page 8 of the base prospectus which state "and certain other related property, as specified in the applicable prospectus supplement" and in the fourth full paragraph on page 24 of the base prospectus which states “and certain accounts, obligations or agreements, in each case as specified in the related prospectus supplement" so that all assets or other features reasonably contemplated to be included in an actual takedown are described in the base prospectus.

The Staff’s requested changes have been made on page 8 and page 24 of the Base Prospectus.

Prospectus Supplement

Summary Information, page S-8

Mortgage Pool, page S-10

6.
Please revise this section to include data on the types of assets that are expected to constitute the trust including the types of loans (such as low documentation loans or interest-only loans), the number of exception loans and any other applicable information included in the Description of the Mortgage Loans section or Appendix A of the prospectus supplement. Alternatively, please revise the cross-reference at the end of this section to provide a description of the type of information that can be found in the Description of the Mortgage Loans section and Appendix A of the prospectus supplement regarding the assets that are expected to constitute the trust.

The Staff’s requested change has been made beginning on page S-10 of the Prospectus Supplement.

Risk Factors. page S-17

7.	Please create a risk factor to discuss, if material, any foreclosure actions or proceedings which may affect you and your securitization program.

The Staff’s requested change has been made beginning on page S-22 of the Prospectus Supplement.

Julie Rizzo, Esq.
February 18, 2011

Description of the Certificates, page S-27

Principal (Including Prepayments), page S-32

8.
We note your disclosure in the first paragraph on page S-36 that a servicer modification is a permanent modification to the terms of a mortgage loan. Please advise whether any of the assets that are expected to constitute the trust will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary Information and Description of the Mortgage Loans sections and Appendix A of the prospectus supplement.

Because the Registrant's transactions generally involve newly originated mortgage loans, there will ordinarily not have been modifications prior to the issuance of the related certificates. However, in the event that a mortgage pool includes seasoned loans, the Registrant will, as requested, disclose whether there have been any material modifications to the terms of the mortgage loans and will provide data regarding how many loans have been modified and the nature of the modifications.  The Registrant has added disclosure on page S-11, page S-45 and page A-6 of the Prospectus Supplement to indicate its intent to provide such information.

Appendix A

9.
We note your disclosure in the Risk Factors section of the base prospectus regarding the possible inclusion of “negative amortization” mortgage loans and balloon loans; Please revise Appendix A so that it includes data on each type of loan that may be included in the asset pool.

The Staff’s requested changes have been made on page A-6 of the Prospectus Supplement.

Base Prospectus

The Trust Estates, page 24

Cash Flow Agreements; Swap Agreements, page 32

10.
Please revise the first paragraph of this section to remove the catch-all phrase "or another interest rate index specified in the applicable prospectus supplement" and please revise the second to last full paragraph on page 56 to disclose each of the

Julie Rizzo, Esq.
February 18, 2011

index rates that may be used to determine interest.  In this regard we note the disclosure at the end of the second to last full paragraph on page 56 which states “[t]he index used may be the London interbank offered rate quotation for one-month U.S. dollar deposits ("LIBOR")."

The Staff’s requested changes have been made on page 32 and page 56 of the Base Prospectus.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:           Lawrence Rubenstein, Esq.